

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Via E-Mail
Marc E. Manley, Esq.
Group Executive, Chief Legal Officer and Corporate Secretary
Duke Energy Corporation
526 South Church Street
Charlotte, North Carolina 28202

> **Re: Duke Energy Corporation**
> **Registration Statement on Form S-4**
> **Filed March 17, 2011**
> **File No. 333-172899**

Dear Mr. Manley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file counsels' tax opinions as soon as practicable to allow us sufficient time to review such opinions. Please also confirm your understanding that, notwithstanding the delivery of counsel's tax opinion regarding the qualification of the merger as a "reorganization" at the closing of the merger, counsel must also opine on such qualification in connection with the registration statement because such qualification is a material tax consequence of the merger.

2. For each instance in which you disclose the recommendation of your and Progress Energy's board of directors, please also disclose with equal prominence the interests of such directors in the merger. You may include a cross-reference to the section of the prospectus that discusses such interests to make such disclosure.

Summary, page 1

Material U.S. Federal Income Tax Consequences of the Merger, page 9

3. Because the qualification of the merger as a "reorganization" is a material tax consequence of the merger, counsel must opine on such qualification. Accordingly, please identify in this section the firms that are providing the tax opinions and disclose that counsel will deliver an opinion in connection with the registration statement that the merger qualifies as a "reorganization." Because the tax opinions must express a firm conclusion on each material tax consequence, please also delete the language in the first sentence "[a]ssuming the merger qualifies as a reorganization…as Duke Energy and Progress Energy anticipate."

The Merger, page 44

Background of the Merger, page 44

4. We note the statement in the seventh paragraph that you had identified Progress Energy as a potential combination candidate in connection with your regular review of potential merger candidates. Please disclose how such identification was made, including whether any formal or informal discussions had taken place between your officers or authorized representatives and Progress Energy's officers or authorized representatives.

5. Please disclose the exchange ratio that was proposed by Mr. Rogers during the December 30, 2010 phone call with Mr. Johnson, which such ratio would have represented approximately a 5% premium for Progress Energy's shareholders.

6. We note the disclosure that at a June 14, 2010 meeting, the parties at such meeting agreed that it would be difficult to structure a transaction that would be advantageous to the Progress Energy shareholders and the shareholders of Company B. Please describe why the parties determined it would be difficult to structure such a transaction.

7. Please explain why Progress Energy's board authorized Mr. Johnson to inform the chief executive officer of Company A that Progress Energy was not interested in pursuing a potential combination at that time, but would review strategic alternatives again in September.

8. Please explain in greater detail why the Progress Energy board concluded during its September 16 and 17, 2010 annual strategic planning meeting that the potential combination with Duke Energy continued to be more attractive than a possible combination with Company A.

9. Please clarify how Mr. Rogers determined the 2.6125 exchange ratio that he recommended to your board of directors.

10. Please disclose why you did not pursue a potential transaction with Company A based on Company A's January 7, 2011 letter.

11. Please clarify whether Company A's proposed consideration of a 12%-15% premium for Progress Energy represented a higher consideration than the 2.6125 exchange ratio offered by you.

Opinions of Financial Advisors to Duke Energy, page 63

12. We note that the disclosure in this section regarding the material relationships between each of J.P. Morgan and BofA Merrill Lynch does not provide a quantitative description of the fees paid to each of J.P. Morgan Securities LLC and BofA Merrill Lynch and each of their respective affiliates by you and your affiliates. Please revise to provide such disclosures. See Item 1015(b)(4) of Regulation M-A.

Opinions of Financial Advisors to Progress Energy, page 83

13. We note that the disclosure in this section regarding the material relationships between each of Lazard and Barclays Capital Inc. does not provide a quantitative description of the fees paid to each of Lazard and Barclays Capital Inc. and each of their respective affiliates by Progress Energy and its affiliates. Please revise to provide such disclosures. See Item 1015(b)(4) of Regulation M-A.

Interests of Directors and Executive Officers in the Merger, page 104

Interests of Directors and Executive Officers of Progress Energy in the Merger, page 105

Management Change-in-Control Benefits, page 106

14. We note that you disclose on page 108 the amounts that are potentially payable to Messrs. Mulhern, Lyash, Yates and McArthur under the Progress Energy CIC Plan. Please also disclose the amount payable under such plan to all of your executive officers, as a group. See Item 5(a)(1) of Schedule 14A.

Material U.S. Federal Income Tax Consequences of the Merger, page 112

15. You may not assume that the merger qualifies as a "reorganization" because such qualification is a material tax consequence of the merger for which an opinion by counsel is required. Please revise the fifth paragraph, first sentence accordingly.

The Merger Agreement, page 121

16. We note your cautionary statements in the second paragraph regarding investors' reliance on the terms and conditions of the merger agreement, including the representations and warranties contained in such agreement. Please disclose in the filing that, notwithstanding such cautionary statements, you acknowledge that you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the registration statement not misleading.

17. Please revise the cautionary statements in the second paragraph to clearly explain the historical nature and context of the representations and warranties and to remove any implication that investors cannot rely on them.

Annex B, page B-3

18. Please delete the language in the last paragraph stating that "[the] opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever … [or] be disclosed publicly in any manner." These statements imply a limitation on reliance by shareholders and, therefore, are inappropriate.

Item 22. Undertakings, page II-4

19. Please revise the reference to "paragraph (5)" in the first sentence of the eighth undertaking to refer to the seventh undertaking.

Exhibit 5.1

20. Please disclose in the first paragraph the number of shares covered by counsel's opinion.

21. Please revise the reference to Exhibit 5.01 in the last paragraph to state Exhibit 5.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Steven A. Rosenblum
        Wachtell, Lipton, Rosen & Katz